Filed pursuant to Rule 433
Registration No. 333-161537
September 21, 2009

PRICING TERM SHEET

Underwriting Agreement dated September 21, 2009

Issuer:	Ohio Power Company
Designation:	Senior Notes, Series M, due 2021
Principal Amount:	$500,000,000
Maturity:	October 1, 2021
Coupon:	5.375%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	April 1, 2010
Treasury Benchmark:	3.625% due August 15, 2019
Treasury Price:	101-8+
Treasury Yield:	3.472%
Reoffer Spread:	T+195 basis points
Yield to Maturity:	5.422%
Price to Public:	99.587% of the principal amount thereof
Transaction Date:	September 21, 2009
Settlement Date:	September 24, 2009 (T+3)
Redemption Terms:	At any time at a discount rate of the Treasury Rate plus 30 basis points
Minimum Denomination:	$1,000
CUSIP:	677415 CP4
Joint Book-Running Managers: Co-Managers:	KeyBanc Capital Markets Inc. RBS Securities Inc. UBS Securities LLC Calyon Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc.
Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets Inc. toll free at 866-227-6479, RBS Securities Inc. toll free at 1-866-884-2071 or UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884.